UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          1)*

RIVIERA HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

769627100
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

13G
CUSIP No. 769627100

1.  Name of Reporting Person
    I.R.S. Identification No. of above person
    (entities only)
        STEIN ROE & FARNHAM INCORPORATED
        36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                         857,160 shares

6.  Shared voting power                        -0-

7.  Sole dispositive power                    857,160 shares

8.  Shared dispositive power                   -0-

9.  Aggregate amount beneficially owned by each reporting
person                                       857,160 shares

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   24.47%

12. Type of Reporting Person                    IA

Item 1(a).  Name of Issuer:  RIVIERA HOLDINGS CORPORATION

Item 1(b).  Address of Issuer's Principal Executive Office:
                  2901 Las Vegas Boulevard, South
                  Las Vegas, NV   89109

Item 2(a).  Name of Person Filing:
                  Stein Roe & Farnham Incorporated

Item 2(b).  Address of Principal Business Office:
                 One South Wacker Drive
                 Chicago, IL 60606

Item 2(c).  Citizenship:    Delaware Corporation

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number 769627100

Item 3.  If this statement is filed pursuant to Sec.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (e) [XX] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership:
         (a)  Amount beneficially owned:  857,160 shares

         (b)  Percent of Class:  24.47%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
                                              857,160 shares

              (ii) shared power to vote or to direct the vote:
                                                    -0-

              (iii) sole power to dispose or to direct the
disposition:                                  857,160 shares

              (iv) shared power to dispose or to direct the
disposition:                                             -0-

Item 5.  Ownership of Five Percent or Less of a Class:
              Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
         Stein Roe & Farnham Incorporated, on behalf of its investment advisory client, Keyport Life Insurance Company, has investment authority over the disposition and voting of 857,160 shares of Riviera Common Stock.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2001

By:  /s/ William J. Ballou
       William J. Ballou
       Assistant Secretary